UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. __)*

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

52186N106**

(CUSIP Number of Class of Securities)

Peter M. O. Wong, Esq.

Senior Vice President, General Counsel and Corporate Secretary

LeapFrog Enterprises, Inc.

6401 Hollis Street

Emeryville, California 94608-1089

(510) 420-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Kenneth L. Guernsey, Esq.

Cydney S. Posner, Esq.

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111

(415) 693-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

**	Refers to Class A common stock underlying the options.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:____________________

Form or Registration No.:____________________

Filing Party:____________________

Date Filed:____________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are (i) LeapFrog Enterprises, Inc.’s (the “Company”) Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for its Annual Meeting of Stockholders to be held on June 5, 2008 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a voluntary one-time only stock option exchange program (the “Option Exchange Program”); (ii) the Current Report filed on Form 8-K reporting the approval of the Option Exchange Program by the Company’s Board of Directors (the “Current Report”); (iii) a communication sent by our Chief Executive Officer to our employees on March 28, 2008 regarding the submission of the proposed Option Exchange Program for approval by the Company’s stockholders (“Employee Communication”); and (iv) frequently asked questions, sent to our employees on March 28, 2008, regarding the proposed Option Exchange Program (“Employee FAQs”).

The tender offer described in the Proxy Statement, the Current Report, the Employee Communication and the Employee FAQs has not yet commenced. At the time the Option Exchange Program has commenced, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for 2008 Annual Stockholders Meeting (filed with the Securities and Exchange Commission on March 28, 2008 and incorporated herein by reference).

99.2	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 28, 2008 and incorporated herein by reference).

99.3	Communication to employees, dated March 28, 2008, from Jeffrey G. Katz.

99.4	Employee Frequently Asked Questions, dated March 28, 2008.

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